07005324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRI Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 North Clark Street, 10th Floor
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Brass 312.595.6500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Adam Brass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRI Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

23rd day of February 2007

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BRI Partners LLC
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Members of
BRI Partners LLC

We have audited the accompanying statement of financial condition of BRI Partners LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRI Partners LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 27, 2007

BRI Partners LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 1,022,687
Certificate of deposit	22,089
Receivables	
Private equity fees	13,738,140
Fees from affiliates	33,588
Members	349
Investment in limited liability company	10,000
Total assets	$ 14,826,853

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 13,056
Members' equity	14,813,797
Total liabilities and members' equity	$ 14,826,853

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—BRI Partners LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and the NASD. The Company is also registered as a commodity pool operator and a commodity trading advisor with the National Futures Association.

The Company acts as an investment advisor to one entity and a nondiscretionary subadvisor to another entity ("Investors") that invest in hedge funds. Pursuant to the respective agreements, the Company receives quarterly management fees based on net asset values, as defined, and quarterly incentive fees based on new profits, as defined, relating to the funds under management.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of Deposit—The certificate of deposit, which serves as a collateral on a line of credit at a bank, is reflected at fair value, provides for interest at 4.75 percent, and matures on April 22, 2007.

Investment in Limited Liability Company—The investment in limited liability company is reflected at fair value.

Income Recognition—Management, incentive and private equity fees are recognized when earned.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2 Members' Equity

The Company's operating agreement provides that certain members are managers (the "Managers") responsible for the day to day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds, as defined, will first be made to members in proportion to their percentage interests, and any remainder in proportion to their unreturned capital contributions.

Note 3 Private Equity Fees

The private equity fees from one of the Investors represent approximately 83 percent of total fees earned for the year ended December 31, 2006.

Note 4 Related-Party Transactions

Cash and cash equivalents at December 31, 2006 include $757,059 on deposit with a broker-dealer affiliated through common ownership with one of the Company's members.

The Company's investment in a limited liability company represents an investment as a managing member in a hedge fund of funds. During the year ended December 31, 2006, the Company earned management fees from this entity. At December 31, 2006, fees receivable of $33,588 represents an amount due from this entity.

An entity affiliated through common ownership provides administrative support, office space, technologies, and other resources to the Company. At December 31, 2006, accounts payable and accrued expenses includes $1,000 due to this entity.

Note 5 Commitments

The Company has agreed to pay an introductory fee of $125,000 per year through the year ended December 31, 2009, or a lesser amount based on the operating results of one of the Investors.

Note 6 Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 7 Concentration of Credit Risk

The Company maintains deposits at a bank and a broker-dealer affiliated with one of the Company's members through common ownership in excess of federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $1,017,000 and $5,000, respectively. The net capital rule may effectively restrict distributions to the members.

Note 9 Subsequent Event

Subsequently to December 31, 2006, the Company distributed $13,700,000 to members.

END